EXHIBIT 99.1


                       FAIRBANKS GOLD MINING, INCORPORATED


                             TECHNICAL REPORT ON THE
                                FORT KNOX DEPOSIT

                    Fairbanks North Star Borough, Alaska USA

                                  July 31, 2006






Prepared by:
Jerod Eastman                         Graham L. Kelsey
Chief Mine Engineer                   Senior Mine Geologist

Chris Ekstrom                         David Quandt
Chief Mine Geologist                  Senior Mine Engineer

Clay Craig
Senior Mine Engineer

FAIRBANKS GOLD MINING, INC.

This report has been prepared under the supervision of:
R.D. Henderson, P. Eng, Acting Vice President
Technical Services, Kinross Gold Corporation.

Technical Report on the Fort Knox Deposit                                      i

Kinross Gold Corporation                                              July, 2006





1.0     EXECUTIVE SUMMARY......................................................1
2.0     INTRODUCTION AND TERMS OF REFERENCE....................................4
   2.1       TERMS OF REFERENCE................................................4
   2.2       SOURCES OF DATA AND INFORMATION CONTAINED IN REPORT...............5
3.0     RELIANCE ON OTHER EXPERTS..............................................6
   3.1       FIELD INVOLVEMENT OF TECHNICAL SERVICES STAFF.....................6
   3.2       PREVIOUS WORK.....................................................6
4.0     PROPERTY DESCRIPTION AND LOCATION......................................8
5.0     ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
        PHYSIOGRAPHY..........................................................11
6.0     HISTORY...............................................................13
   6.1       FORT KNOX DEPOSIT................................................13
7.0     GEOLOGICAL SETTING....................................................16
8.0     MINERALIZATION........................................................19
   8.1       FORT KNOX DEPOSIT................................................20
9.0     EXPLORATION...........................................................25
10.0    DRILLING..............................................................27
11.0    SAMPLING METHOD AND APPROACH..........................................32
   11.1      REVERSE CIRCULATION..............................................32
         11.1.1     DRY SAMPLES...............................................32
         11.1.2     WET SAMPLES...............................................32
   11.2      CORE SAMPLES.....................................................33
12.0    SAMPLE SECURITY, ANALYSES, AND PREPARATION............................34
   12.1      QUALITY CONTROL, QUALITY ASSURANCE...............................35
   12.2      CHECK ASSAYS.....................................................35
   12.3      BLANKS PROGRAM...................................................36
   12.4      FIELD DUPLICATES PROGRAM.........................................36
   12.5      STANDARDS........................................................37
13.0    DATA VERIFICATION.....................................................38
   13.1      DRILL HOLE DATA REJECTION........................................39
14.0    ADJACENT PROPERTIES...................................................40
15.0    MINERAL PROCESSING AND METALLURGICAL TESTING..........................41
   15.1      MILLING METHODS AND CAPACITY.....................................41
   15.2      GOLD RECOVERY - FORT KNOX DEPOSIT................................42


Technical Report on the Fort Knox Deposit                                     ii

Kinross Gold Corporation                                              July, 2006


         15.4.1     TRUE NORTH................................................43
         15.4.2     FORT KNOX.................................................43
16.0    MINERAL RESOURCE AND RESERVE ESTIMATES................................44
   16.1      MINERAL RESOURCE AND RESERVE STATEMENT...........................44
   16.2      FORT KNOX DEPOSIT - MODELING METHODOLOGY.........................46
         16.2.1     OVERVIEW..................................................46
         16.2.2     SURVEY DATA...............................................46
         16.2.3     ASSAY GRADE CAPPING.......................................46
         16.2.4     DRILL HOLE COMPOSITING....................................51
         16.2.5     BLOCK MODEL...............................................53
         16.2.6     LITHOLOGY.................................................54
         16.2.7     DOMAINS...................................................55
         16.2.8     VARIOGRAPHY...............................................55
         16.2.9     INTERPOLATION METHODOLOGY.................................57
         16.2.10    SEARCH PARAMETERS.........................................59
         16.2.11    SPECIFIC GRAVITY - TONNAGE FACTORS........................59
         16.2.12    DILUTION..................................................60
         16.2.13    METALLURGICAL RECOVERY....................................60
         16.2.14    MODEL CHECKS..............................................60
         16.2.15    RESOURCE AND RESERVE CLASSIFICATION.......................61
   16.3      PIT OPTIMIZATION.................................................62
         16.3.1     FORT KNOX.................................................62
   16.4      PRODUCTION RECONCILIATION........................................64
17.0    ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON
        PRODUCTION PROPERTIES.................................................65
   17.1      FORT KNOX MINE...................................................65
         17.1.1     MINE EQUIPMENT............................................65
         17.1.2     MINE LIFE PLAN............................................66
         17.1.3     OTHER CONSIDERATIONS......................................68
         17.1.4     CAPITAL AND OPERATING COST ESTIMATES......................69
   17.2      MINE PRODUCTION SCHEDULE.........................................71
18.0    REFERENCES............................................................73


Technical Report on the Fort Knox Deposit                                    iii

Kinross Gold Corporation                                              July, 2006



      LIST OF FIGURES

FIGURE 4.1-1       Fort Knox and True North Projects
                   General Location and Land Position Plan                        8
FIGURE 8.1-1       Fort Knox Deposit - General Geology                           22
FIGURE 10-1        Drill Hole Location Plan - Fort Knox Deposit Area             27
FIGURE 16.2.3-1    Probability Plot - Fort Knox Assay Data                       47
FIGURE 16.2.3-2    Fort Knox Deposit - 5 foot Sample Statistics                  49
FIGURE 16.2.4-1    Fort Knox Deposit - Composite Sample Statistics               51
FIGURE 16.2.9-1    Fort Knox Deposit - Block Model Grade Statistics              57



      LIST OF TABLES
TABLE 1-1           Proven and Probable Mineral Reserve Summary                      1
TABLE 1-2           Measured and Indicated Mineral Resource Summary                  2
TABLE 15.2-1        Grade Recovery Relationship - Fort Knox Mine                    41
TABLE 16.1-1        Fort Knox Property - Mineral Reserve Summary$400 Au (12/31/05)  44
TABLE 16.1-2        Fort Knox Property - Mineral Resource Summary$450 Au
                    (12/31/05)                                                      44
TABLE 16.2.8-1      Variogram Parameters                                            55
TABLE 16.3.1-1      Fort Knox Slope Angles                                          62
TABLE 16.3.1-2      Pit Design vs. Pit Shell                                        62
TABLE 16.4-1        A-ore Reconciliation for 2005 -Fort Knox Deposit                63
TABLE 16.4-2        B-ore Reconciliation for 2005 -Fort Knox Deposit                63
TABLE 17.1.4-1      Estimated Operating Costs - Fort Knox Mine                      68
TABLE 17.2-1        Fort Knox Life of Mine Production Schedule                      71


Technical Report on the Fort Knox Deposit                                     iv

Kinross Gold Corporation                                              July, 2006


1.0      EXECUTIVE SUMMARY

Fairbanks Gold Mining, Inc. (FGMI) a wholly owned subsidiary of Kinross Gold Corporation (Kinross) operates an open pit gold mine and processing plant at its Fairbanks, Alaska property. The property is located approximately 25 miles by road (40 kilometers) northeast of Fairbanks. The Fort Knox deposit provides feed for the mill, a modern carbon-in-pulp gold extraction plant with a 32,658 to 45,359 (36,000 to 50,000 short tons) tonne per day capacity.

FGMI controls an extensive property position, which covers the Fort Knox gold deposit and extensions of the mineralized zones. The Company has exploration and development drilling programs on the property. At the end of 2005 FGMI had identified mineral reserves and mineral resources for the deposit.

Table 1-1 summarizes the Proven and Probable Mineral Reserves for the Fort Knox as of December 31, 2005 using an assumed gold price of $400 US per ounce.

                                   TABLE 1-1
            PROVEN AND PROBABLE MINERAL RESERVE SUMMARY, DEC 31 2005

----------------------------------------------------------------------------------------
Fort Knox             Proven                  Probable           Proven and Probable
                 Tonnes      Grade       Tonnes       Grade       Tonnes       Grade
               (x 1,000)     (g/t)      (x 1,000)     (g/t)     (x 1,000)      (g/t)
----------------------------------------------------------------------------------------
Mine               16,447        0.92       38,270        0.86      54,716         0.88
Stockpile          27,456        0.46            -           -      27,456         0.46
----------------------------------------------------------------------------------------
Total              43,902        0.63       38,270        0.86      82,172         0.74
----------------------------------------------------------------------------------------

Technical Report on the Fort Knox Deposit                                      1

Kinross Gold Corporation                                              July, 2006


In addition to the above noted Mineral Reserves, Measured and Indicated Mineral Resources as of December 31, 2005 at an assumed gold price of $450 US are summarized in Table 1-2.

                                    TABLE 1-2
          MEASURED AND INDICATED MINERAL RESOURCE SUMMARY, DEC 31 2005

---------------------------------------------------------------------------
  Measured                 Indicated               Measured and Indicated
    Tonnes       Grade       Tonnes       Grade       Tonnes      Grade
  (x 1,000)      (g/t)     (x 1,000)      (g/t)     (x 1,000)     (g/t)
---------------------------------------------------------------------------
     4,582       0.75        44,280       0.59        48,862       0.60
---------------------------------------------------------------------------

The Fort Knox deposit also hosts an Inferred Mineral Resource of 3.5 million tonnes averaging 0.40 g/tonne Au at a $450 US per ounce gold price.

Fort Knox is mined as conventional truck and shovel open pit mine. The deposit has mined slightly more than 135.7 million tonnes (149.6 tons) of ore containing
3.83 million ounces of gold (425,000 ounces annually) on a continuous basis since 1996.

Production experience indicates the current Mineral Resource and Reserve Models are within an acceptable tolerance of variance for both tonnage and grade of the deposit when compared to surveyed mine production. The Fort Knox mine production statistics indicate the mine produced approximately 1.2% more gold in 2005 than predicted by the model.


Technical Report on the Fort Knox Deposit                                      2

Kinross Gold Corporation                                              July, 2006


FGMI's Life of Mine Plan (LMP) was based on the design pit and Proven and Probable Mineral Reserves at a $400 per ounce US gold price assumption. The LMP indicates the Fort Knox deposit host sufficient Mineral Reserves to support a seven year mine life, including processing of the low grade stockpile at the end of the mine life. Mine production will continue from 2006 until 2010 at the Fort Knox deposit. Thereafter, the low-grade stockpiles will be processed until the end of the mine-life in 2012. The LMP specifies an annual production rate of
12.3 million tonnes averaging 0.67 g/tonne Au. Recoveries are estimated at 88% during the life of mine.

FGMI estimated both operating and capital cost requirements in support of the LMP. The financial analysis indicates a positive cash flow. The LMP, cost estimates, budgets and financial analysis have been prepared using industry standard procedures and assumptions. The authors of this report have reviewed these documents and found them to be complete and free of gross errors or omissions. FGMI considers these documents to be confidential in nature and therefore, are not incorporated into the body of this report. Individuals requiring access to said documents are required to sign a confidentiality agreement with Kinross Gold Corporation.

This document supports the December 2005 Fort Knox and Area Mineral Resource and Reserve Statement.


Technical Report on the Fort Knox Deposit                                      3

Kinross Gold Corporation                                              July, 2006


2.0      INTRODUCTION AND TERMS OF REFERENCE


2.1      TERMS OF REFERENCE

This report has been prepared to fulfill the requirements of National Instrument 43-101 as they relate to the estimation and reporting of mineral reserves and mineral resources situated on properties owned or controlled by Kinross Gold Corporation (Kinross) and its subsidiary Fairbanks Gold Mining, Incorporated
(FGMI) in the Fairbanks mining district, Fairbanks North Star Borough, Alaska USA. The report covers the period from January 1, 2005 through December 31, 2005.

The mineral resource and mineral reserve estimates summarized in this report are classified according to the Canadian Institute on Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves as required by Canada's National Instrument 43-101.

This report has been prepared under the supervision of:

R. D. Henderson, P. Eng, Acting Vice-President Technical Services, Kinross Gold Corporation.

Mr. Henderson has personally visited the Fort Knox mine and has directed the FGMI Technical Services staff involved in the work supporting the estimate disclosed herein.

Conversion of mine data to metric equivalents used the following conversion factors:


Technical Report on the Fort Knox Deposit                                      4

Kinross Gold Corporation                                              July, 2006


         Tons to tonnes                     multiply by 0.9072
         Oz / ton to g/tonne                multiply by 34.2857

Remaining units of measure (distance, area, etc,) unless otherwise noted are presented in both metric and English units of measure.

2.2      SOURCES OF DATA AND INFORMATION CONTAINED IN
         REPORT

      The mineral resource and mineral reserve estimates reported in this document were prepared using technical information from the files of FGMI. Previous owners of the Fort Knox property developed assay and geologic data, which FGMI has reviewed. The majority of information used in the estimates was collected during exploration and development drilling programs performed by FGMI and from data developed by contractors who conducted studies under FGMI's supervision.


Technical Report on the Fort Knox Deposit                                      5

Kinross Gold Corporation                                              July, 2006


3.0      RELIANCE ON OTHER EXPERTS


3.1      FIELD INVOLVEMENT OF TECHNICAL SERVICES STAFF

The FGMI Technical Services staff involved in the preparation of the mineral reserve and mineral resource estimates cited in the report are, Jerod Eastman, Chief Mine Engineer, Graham L. Kelsey, Senior Mine Geologist, David Quandt, Senior Mine Engineer, Chris Ekstrom, Chief Mine Geologist, and Clay Craig, Senior Mine Engineer. These individuals have been regularly involved in the day-to-day activities related to exploration, development, mineral reserve and resource estimation and production of FGMI's properties in the Fairbanks mining district during 2005.

Mineral Resource Development, Inc. (MRDI) of San Mateo, California assisted in the mineral modeling through 2001. Fairbanks Gold Mining Inc and Kinross Technical Services staff developed the 2005 model reserve and resource methodology.

3.2      INDEPENDENT AUDIT

Roscoe Postle Associates Inc. (RPA) was retained by Kinross Gold Corporation to audit the December 31, 2004 Mineral Resource and Mineral Reserve estimates of the Fort Knox operation. RPA did not identify any significant "fatal flaws" in the Fort Knox resource and given the knowledge and understanding that FGMI has accumulated with the operation, RPA expects that the Fort Knox Proven and Probable Mineral Reserves will likely represent a reasonable global estimate of the total in-situ gold reserves.


Technical Report on the Fort Knox Deposit                                      6

Kinross Gold Corporation                                              July, 2006


3.3      PREVIOUS WORK

Diligent care has been taken in the preparation of this report and the authors are confident about the accuracy of supporting studies not prepared under their direct supervision. While the authors did not supervise the preparation of reports relating to reserve estimation techniques prior to 2003, geotechnical studies, or any drilling and assaying prior to 2003, they have examined the reports and supporting data and have concluded that the information, conclusions and recommendations are reasonable. Accordingly, the authors are confident that report recommendations and conclusions are suitable for use in the preparation of the appropriate sections of this report.


Technical Report on the Fort Knox Deposit                                      7

Kinross Gold Corporation                                              July, 2006


4.0      PROPERTY DESCRIPTION AND LOCATION


The Fort Knox mine is situated in the Fairbanks North Star Borough in the State of Alaska, United States of America. Figure 4.1-1 is a general location map of the Fort Knox property. The blue shaded areas define the company's land holdings. Fort Knox is located 40 kilometers (25 miles) by road northeast of the city of Fairbanks, Alaska.

The Company controls a large and diverse group of properties that comprise its mineral holdings in the Fairbanks mining district. These properties include patented and unpatented Federal lode and placer mining claims and State of Alaska mining claims. Some of the claims are owned outright, while others are controlled through leases and/or joint venture agreements. Figure 4.1-1 presents FGMI's land position within the Fairbanks Gold Mining District. The blue shaded areas represent the company's holdings.


Technical Report on the Fort Knox Deposit                                      8

Kinross Gold Corporation                                              July, 2006


                                  FIGURE 4.1-1
                                FORT KNOX PROJECT
                     General Location and Land Position Plan

                                    [GRAPHIC]


Technical Report on the Fort Knox Deposit                                      9

Kinross Gold Corporation                                              July, 2006


At the Fort Knox project, the Company owns 1,168 State of Alaska mining claims covering an area of approximately 19,962 hectares (49,320 acres), an additional 501 hectares (1,239.5 acres) of mineral rights comprised of an Upland Mineral Lease issued by the State of Alaska, a Millsite Lease (issued by the State of Alaska), and one unpatented (federal) lode mine claim. Cumulatively, these properties cover an area of approximately 20,463 hectares (50,564 acres). Mineral reserves at the Fort Knox mine are situated on 505 hectares (1,248 acres) of land that are covered by a State of Alaska Millsite Lease. Although this lease expires in 2014, it may be renewed for a period not to exceed 55 years. The lease carries a 3 percent production royalty, based on net income and recovery of the initial capital investment, payable to the State of Alaska Mental Health Trust. The Company has not been obligated to pay any royalties for production from the Fort Knox mine. Mineral production from State mining claims is subject to a Mine License Tax, payable to the State of Alaska; following a three-year "grace" period after production commences. The license tax ranges from 3 to 7 percent of taxable income. There has been no production from State claims situated outside the boundaries of the Millsite Lease at the Fort Knox mine. The unpatented lode claim (federal) is owned by the Company and is not currently subject to any royalty provisions. Refer to Hansen, 2006 "Mother of All Lists" 9th edition, 1/2006 for a detailed listing of all Fort Knox Title and Ownership documents, CD1.



Technical Report on the Fort Knox Deposit                                     10

Kinross Gold Corporation                                              July, 2006


5.0      ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,
         INFRASTRUCTURE AND PHYSIOGRAPHY


The Company's mineral prospects and mining operations are situated in close proximity to the City of Fairbanks, which is a major center for the Interior region of Alaska. Fairbanks is the second largest city in Alaska, and has an estimated population of more than 35,000. The surrounding areas of the Fairbanks North Star Borough have a further 30,000 to 40,000 residents. Fairbanks is served by major airlines and the Alaska Railroad, and is connected to Anchorage and Canada by a series of well-maintained paved highways. Services, supplies, and energy (fuel and electricity) are available in Fairbanks in ample quantities to support the local and regional needs, along with the mining and processing operations of FGMI.

The Fairbanks mining district is an arcuate belt of placer and lode gold deposits that is more than 64 kilometers (40 miles) long and about 13 kilometers (8 miles) wide. The district is situated within the northern foothills of the Tanana Valley of central Alaska. The southwestern part of the mining district is located about 18 kilometers (11 miles) west of the city of Fairbanks and the northeastern extremity of the district is approximately 48 kilometers (30 miles) to the northeast. The area has generally good access, with numerous all-weather paved highways and gravel roads maintained by the Fairbanks North Star Borough and the State of Alaska.

The mining district is a region of low hills and broad valleys occupied by meandering streams. The hills are generally rounded with gentle slopes and irregular ridge patterns. The meandering ridgelines are the result of


Technical Report on the Fort Knox Deposit                                     11

Kinross Gold Corporation                                              July, 2006


numerous gulches and streams that cut the flanks of hills. The most prominent topographic features include Ester Dome, located in the western part of the district at 720 meters (2,364 feet) above sea level, and Pedro Dome, situated in the northeastern part of the area at 609 meters (2,000 feet) above sea level.

The Fairbanks area has a sub-arctic climate, with long cold winters and short summers. Winter low temperatures drop to the range of -40F to -55 F, while in the summer, highs may occasionally exceed +90 F. The annual precipitation in Fairbanks is approximately 30.50 centimeters (12 inches).


Technical Report on the Fort Knox Deposit                                     12

Kinross Gold Corporation                                              July, 2006


6.0      HISTORY


6.1      FORT KNOX DEPOSIT

The Fort Knox area was actively explored for gold placer deposits since 1902 when Felix Pedro discovered gold in Fish Creek located downstream of the Fort Knox deposit. Since that initial discovery, the surrounding Fairbanks Mining district has produced in excess of 8 million ounces of gold, predominantly from placer deposits. Placer mining operations continue to this day.

Exploration for lode gold deposits was very limited during the early history of the region and focused on tracing the source of the placer deposits up headwaters and tributaries to Fish Creek. Alfred Brooks mapped the area while working for the United States Geological Survey (USGS) in the early 1900's. Brooks' mapping described a large granitic intrusive within the project area. In the 1968 Final Report for Mineral Resources of Northern Alaska, L.A. Heiner and E.N. Wolff noted that the great amount of placer gold in the Fairbanks District led many workers to conclude that only the roots of the gold veins were left and that there was not enough economic incentive to test the theory by exploration.

In 1913, H. A. Currier staked lode-mining claims covering auriferous quartz veins on the Melba Creek-Monte Cristo Creek divide (covering part of what is now the Fort Knox gold deposit). A three-stamp mill was constructed on the property, but there is little evidence of any production from the claims. USGS geologists who examined the prospect noted the association of


Technical Report on the Fort Knox Deposit                                     13

Kinross Gold Corporation                                              July, 2006


bismuthinite and gold in quartz veins and suggested a relationship between the observed mineralization and the large granitic intrusive located nearby.

The claims were dormant until 1980 when two local prospectors, Joe Taylor and George Johnson staked 19 state mining claims to work placer deposits. Taylor and Johnson worked the placers of Monte Cristo Creek from 1980 - 1982 and recovered bismuthinite nuggets containing abundant gold. The demonstrated correlation between the gold and bismuth led Taylor and Johnson to prospect the slopes and divide between Melba and Monte Cristo Creeks. The prospecting operations involved panning and trenching which suggested that gold mineralization was widespread and resulted in the prospectors staking an additional 34 mining claims.

In 1984, Rob Blakestead, a consulting geologist, noted the presence of visible gold in quartz veins hosted by granite in the Fort Knox area. This discovery led to increasing levels of exploration to locate the source of the gold. In 1986, the claims were leased to Nye Minerals who entered into a joint venture agreement with Electrum Resources in 1987. During 1987 to 1991 numerous small mining companies actively explored the claims.

The Denver, Colorado based Amax Gold, Inc (AMAX) purchased the Fort Knox project in 1992 and established Fairbanks Gold Mining (FGMI) as a wholly owned subsidiary to operate the project. FGMI initiated extensive exploration programs on the property including surface geochemical sampling, drilling and geophysics.

Soil sampling proved the most useful exploration tool in delineating the ore body during the initial exploration of the deposit. Later surface trenching and


Technical Report on the Fort Knox Deposit                                     14

Kinross Gold Corporation                                              July, 2006


mapping of the anomalies developed by the soil geochemistry identified the favorable exploration targets.

Ground magnetometer surveys performed in 1987, 1991 and 1992 were employed with limited success. 427 drill holes totaling over 262,000 feet were completed on the property by late 1992. This work was followed by the completion of environmental and engineering studies examining the feasibility of beginning commercial production from the deposit.

In 1995, Amax Gold Inc. began construction of the mill and began pre-stripping the Fort Knox gold deposit. The first gold was poured in 1996 and the property has operated continuously since start up. The Toronto, Ontario based Kinross Gold Corporation acquired the property in 1998 as part of the merger with Amax Gold Inc., which involved stock exchange with Cyprus Amax Minerals Company as a 59% shareholder in Amax Gold Inc. prior to the merger.


Technical Report on the Fort Knox Deposit                                     15

Kinross Gold Corporation                                              July, 2006


7.0      GEOLOGICAL SETTING


The Fort Knox property is located in the Fairbanks mining district, a southwest-northeast trending belt of lode and placer gold deposits that comprise one of the largest gold producing areas in the state of Alaska.

The Fairbanks district is situated in the northwestern part of the Yukon-Tanana
- Uplands. The Yukon - Tanana terrane consists of a thick sequence of poly-metamorphic rocks that range from Precambrian to upper Paleozoic. The polymetamorphic protoliths were primarily sedimentary, volcanic, and volcanoclastic units, with only minor plutonic rocks. The region has undergone at least two periods of dynamo - thermal metamorphism, which included an early prograde amphibolite event, followed by a retrograde, greenschist facies event (Bundtzen, 1981). A more complex deformational history identifying four phases of penetrative tectonism has been suggested by Hall, 1985.

The Fairbanks Schist, which is Proterozoic to lower Paleozoic, is the dominant lithology in the district. It is composed of quartz-muscovite schist, muscovite-feldspar - quartz schist, micaceous quartzites, metaconglomerate, garnet - hornblende amphibolite, and marble, indicative of an emergent shelf environment. The Cleary Sequence consisting of bimodal meta-rhyolite and meta-basalt with actinolite schist, chlorite schist, graphite schist, and impure marbles is intercalated with the Fairbanks Schist, indicating immature rift basins in the shelf environment. Geological work performed in 1996 has led to reassigning the meta-rhyolite in the Cleary Sequence to the Devonian Muskox Sequence and placing it in fault contact with the Fairbanks Schist. In the northern part of the district, metamorphosed rocks of the Chatanika


Technical Report on the Fort Knox Deposit                                     16

Kinross Gold Corporation                                              July, 2006


terrane have been identified. The sequence includes type C eclogites, impure marbles, amphibolites, calc-muscovite schist, garnet-muscovite schist, and muscovite schist, containing garnet, biotite, chlorite and graphite. The Chatanika unit in fault contact with the Fairbanks Schist is thought to be middle Paleozoic to Ordovician and may represent a telescoped, mature rift basin within the shelf environment. Amphibole from the Chatanika unit yielded an Ordovician K-Ar date (Robinson, 1990)

The dominant structural zones in the Yukon-Tanana terrane are the north bounding Tintina Fault system and the south bounding Denali Fault system. Northeast trending faults and shear zones within the Yukon-Tanana terrane are related to movement along these major structures. The northeast structures, which display a strike-slip displacement, were important to the localization of gold mineralization.

Several late Cretaceous to early Tertiary intrusive bodies penetrate the Yukon-Tanana terrane (Blum, 1982). They range from ultramafic to felsic composition and are distinguished from older intrusive rocks by their lack of metamorphic textures. The Fort Knox deposit is hosted by one of the west-northwest trending, late-Cretaceous granitic complexes. The pluton is offset by two northeast structures, which display left-lateral strike slip movement. These structures, the Monte-Cristo Fault and Melba Fault, are regional in extent and offset the Gilmore Dome Pluton south of Fort Knox. The Fort Knox pluton is composed of a light gray, fine grain granodiorite, medium grain biotite granite, and coarse grain, biotite granite porphyry, which form blocky bedrock exposures. The diverse textural and chemical granitic varieties and sharp to gradational intrusive contacts suggest the Fort Knox pluton is a multi-phase intrusive. The local occurrences of orthoclase


Technical Report on the Fort Knox Deposit                                     17

Kinross Gold Corporation                                              July, 2006


megacrysts, resorbed quartz phenocrysts, and quartz glomero-phenocrysts support that observation. Crenulated quartz layers (brain rock) and dendritic growths of quartz and potassium feldspar present in the Fort Knox pluton contacts help to evaluate intrusive paragenesis (Bakke, 1994).


Technical Report on the Fort Knox Deposit                                     18

Kinross Gold Corporation                                              July, 2006


8.0      MINERALIZATION


The Fairbanks mining district is a celebrated placer gold camp with production in excess of 8.0 million ounces of gold since 1902. Although a significant mining district in terms of total production, it had only limited lode production until the discovery and development of the Fort Knox deposit in the late 1990's. The discovery and development of the True North deposit (Figure 4.1-1) produced ore for the Fort Knox mill from 2001 to 2004, and further enhanced the lode production from the district.

Although the regional distribution of gold mineralization in the Fairbanks district is beyond the scope of this report, the area hosts gold in a variety of geologic settings, as follows:

      o The Fort Knox deposit (the largest lode deposit in the district) is characterized by mineralization in quartz, quartz-sericite and quartz pegmatite veins, stock work zones, and mineralized shear zones;
      o True North mineralization is hosted by complexly deformed, carbonaceous meta-sediments associated with quartz veins (refer to the True North Technical Report);
      o The Ryan Lode deposit, gold occurs in and adjacent to large-scale shear zones (refer to the Ryan Lode Technical Report);
      o   The Gil project, gold is hosted in skarns and quartz veins within the skarns (refer to the Gil Technical Report);
      o   The Cleary Hill mine, gold occurs in quartz veins within the
          Fairbanks Schist.


Technical Report on the Fort Knox Deposit                                     19

Kinross Gold Corporation                                              July, 2006


8.1      FORT KNOX DEPOSIT

The Fort Knox gold deposit is hosted by a 90 million year old (Blum, 1982), multi-phase stock, which intrudes Precambrian to lower-Paleozoic Fairbanks Schist. The surface exposure of the Fort Knox stock is elongate, measuring approximately 1,067 meters (3,500 feet) east-west and 610 meters (2,000 feet) north - south. It is composed of medium grain, granite intruded by a coarse grain, granite porphyry, although the contacts are dominantly gradational. A west-northwest, south dipping, fine-grain, granodiorite to granodiorite porphyry cuts the southern flank of the granite stock. Numerous, thin, medium-green colored dikes with associated gold mineralization also transect the granite stock. They have been variably described as andesite, dacite, and mafic dikes, but multielement chemistry performed on two selected samples indicate the same chemical composition as the granodiorite. Quartz-eye rhyolite porphyry dikes also transect the granite stock. The rhyolite porphyry dikes contain abundant dipyramidal to rounded, resorbed quartz phenocrysts. They often contain gold-bearing quartz veins, but also locally appear to transect the gold mineralization and may represent the parental magma associated with gold deposition. The quartz-rich (30% quartz phenocrysts) rhyolite porphyries are texturally gradational to larger zones of quartz-eye granite porphyry and quartz-eye, coarse granite porphyry. These quartz saturated granite porphyries appear to be later stage than the coarse granite porphyry and form a resistant block of granite exposed in the southeast portion of the Phase 4 pit.

The Fort Knox intrusive rocks are transected-by weak, clay-sericite, quartz-sericite, and quartz-kspar-biotite alteration and local chlorite-epidote-calcite (propylitic) veins. These argillic, phyllic, and potassic alterations are locally intense along intersecting structural zones and contacts. The structural


Technical Report on the Fort Knox Deposit                                     20

Kinross Gold Corporation                                              July, 2006


zones often form the loci for concentrations of gold deposition grading into weaker gold values away from the structures. The gold bearing, quartz-sericite veins have been dated at 92 million years (Murphy, 1993).

Gold occurs in and along the margins of quartz veins, quartz-filled shears, quartz-sericite veins and sericite altered fractures within the granite. One gold deposition sequence observed in core (FFC05-760, 2005) records quartz-eye, coarse granite porphyry intruded by quartz-eye rhyolite porphyry, which is cut by quartz-feldspar pegmatite veins. The pegmatite veins and rhyolite porphyry are transected by orthoclase saturated potassic alteration. A later Au-MoS2-Bi bearing sericite-quartz-feldspar pegmatite vein transects the potassic alteration, suggesting a complex, multi-episodic vein/alteration depositional event. The pre-mineralization fractures may have resulted from magmatic doming and provided conduits for mineralizing fluids, which opened further by subsequent ongoing structural events. The dominant structures occur as northwest striking and southwest dipping shear packages forming three gradational northwest striking zones in the Fort Knox deposit. The mineralized structures have variable trends which average 131 degrees, -63 degree dip; 135 degrees, -32 degree dip; and 147 degrees, -62 degree dip, in the west pit, middle pit and east pit, respectively. The northwest structural zones appear to be predated by west-northwest structures along which the granodiorite has been intruded. All of the structures appear to be transected by northeast fractures, which include the Monte-Cristo and Melba Creek faults described in section 7.0.

In the schist, gold mineralization appears to consist of narrow extensions of mineralized structures that transect the granite.


Technical Report on the Fort Knox Deposit                                     21

Kinross Gold Corporation                                              July, 2006


Figure 8.1-1 displays the local geology of the Fort Knox deposit. The plan shows the extent of the granite intrusive with distribution and orientation of the major shear zones affecting mineralization overlain on the proposed ultimate pit limits.


Technical Report on the Fort Knox Deposit                                     22

Kinross Gold Corporation                                              July, 2006


                                  FIGURE 8.1-1
                      FORT KNOX DEPOSIT - GENERAL GEOLOGYIC

                                    [GRAPHIC]


Technical Report on the Fort Knox Deposit                                     23

Kinross Gold Corporation                                              July, 2006


Gold mineralization in the quartz-filled shears is distributed relatively evenly, and individual gold grains are generally less than 100 microns in size. The gold occurrences have a markedly low (less than 0.10%) sulfide content.


Technical Report on the Fort Knox Deposit                                     24

Kinross Gold Corporation                                              July, 2006


9.0      EXPLORATION


Although the Fairbanks district has produced over 8.0 million ounces since its discovery in 1902, most of the production has come from auriferous gravels, rather than lode deposits. Exploration for the lode sources of the placer deposits has been performed periodically since the discovery of the district with little success from these efforts, until the 1990's.

Standard exploration procedures have been utilized at the Fort Knox project as follows:

o Reconnaissance and detailed geologic mapping on topographic maps or aerial photographs at scales that are suitable to display the details of observed geologic features. Geologic mapping on topographic base maps is normally done at a scale of 1 inch = 500 feet, and mapping that is done on aerial photographs is at a scale of 1 inch = 2,000 feet. This work is undertaken by employees of the Company or contract/consulting geologists;
o Soil and rock chip sampling to determine the presence of gold mineralization, or associated trace elements. These samples are regularly collected during the course of geologic mapping programs by either Company employees or contract geologists, under Company supervision;
o Soil anomalies were trenched to create exposures of bedrock. The trenches were cut with bulldozers owned and operated by contracting firms. The trenches were mapped and sampled in detail by either contract geologists or Company personnel;
o Drilling has been the principal exploration tool used by the Company. The two drilling methods used were diamond core and reverse circulation


Technical Report on the Fort Knox Deposit                                     25

Kinross Gold Corporation                                              July, 2006


   (RC). Company personnel directed the work performed by the independent drilling contractors. Sampling of the drill holes was completed by drill contractor employees, under close supervision of Company or contract geologists;
o Geochemical and assay determinations for gold and associated elements are undertaken by independent commercial laboratories. The Company has utilized the services of two firms - ALS Chemex Laboratories and Bondar-Clegg (now owned by the ALS Chemex group). Prior to 2002, the assays for Fort Knox and True North were completed by Bondar-Clegg at their Vancouver, B.C. laboratory. The samples were dried, weighed, crushed, and pulped at the Bondar-Clegg preparation facility in Fairbanks. The duplicate assay and quality control procedures were performed by Chemex in Vancouver. At the beginning of 2002 all assaying was done by ALS Chemex at their Vancouver laboratory, although sample preparation was done at their facility in Fairbanks. Assay work performed during 2003-2004 was checked at the American Assay lab of Reno, Nevada. From late 2004 to present, the check assays have been performed by Alaska Assay Laboratories.
o Certain aspects of the process of mineral exploration and evaluation have varying degrees of precision. The Company employs methods that will determine the precision of the most critical elements, which are assaying and drill sample reliability. The sample QA/QC (quality assurance/quality control) program is both rigorous and effective. The quality control program is more fully described in Section 12.0 of this report. The Company also utilizes visual, logging, and weight measurement methods to determine if reverse circulation samples are representative of rock penetrated by drill holes.


Technical Report on the Fort Knox Deposit                                     26

Kinross Gold Corporation                                              July, 2006


10.0     DRILLING


Drilling has been used by FGMI to define mineral deposits in the Fairbanks mining district. Diamond drilling and reverse circulation drilling were the two methods used at the Fort Knox project. The deposit has been defined by 684 drill holes (267 core holes and 417 reverse circulation holes totaling 443,318 feet), which have provided 88,663 nominal 1.52-meter (5 foot) long samples.

Figure 10-1 Displays the drill hole distribution at the Fort Knox deposit.


Technical Report on the Fort Knox Deposit                                     27

Kinross Gold Corporation                                              July, 2006


                                  FIGURE 10.0-1
                DRILL HOLE LOCATION PLAN - FORT KNOX DEPOSIT AREA

                                    [GRAPHIC]


Technical Report on the Fort Knox Deposit                                     28

Kinross Gold Corporation                                              July, 2006


Reverse circulation (RC) drilling is a specialized method of "rotary" drilling. Drilling medium consisting of water, foam, drilling mud with additives, or air is circulated to the drill bit face on the outside of the drill rods. The drill cuttings, which consist of pulverized rock mechanically ground by the drill bit, are collected through the inside of the rods. The reverse circulation method is an accepted technique commonly used in mineral exploration and development drilling programs throughout the world. The reverse circulation holes completed by FGMI are normally 139.70 millimeters (5.50 inches) in diameter, but may range as high as 146.05 millimeters (5.75 inches) in diameter.

Diamond drilling or core drilling is the process of obtaining continuous cylindrical samples of rock from drill holes by means of annular shaped rock cutting bits rotated by a borehole-drilling machine. Core drilling is commonly used to collect undisturbed and continuous samples. It may also be used for pre-selected intervals of holes that are of particular interest. Core hole intervals can provide detailed, comprehensive samples for improved geologic description, geotechnical and rock strength tests, metallurgical tests, and density determination.

The Company has commonly drilled PQ3 diameter core holes (83.1 mm, or 3.270 inches) at the Fort Knox deposit since 1998. Prior to 1998, core holes were PQ diameter (85.0 mm, or 3.345 inches in diameter). Both PQ3 and PQ diameter core are used for exploration and evaluation of mineral deposits where a larger sample is more representative of coarse grain gold distribution. The two PQ core varieties are the preferred sample diameter at Fort Knox because of the local, coarse-grained nature of gold within the deposit.


Technical Report on the Fort Knox Deposit                                     29

Kinross Gold Corporation                                              July, 2006


Core and RC samples are collected from each drill hole and are geologically logged with detailed descriptions of rock types, alteration, mineral identification, and examination of structural features. Reverse circulation holes are sampled on regular 1.52-meter (5 foot) intervals for the entire length of the hole. Each core interval and RC sample is submitted to an independent assay laboratory for geochemical analysis. The resultant geochemical data along with the lithologic data is entered into the project database. This drill data is used to construct subsurface geologic maps and cross sections depicting geologic contacts, interpretations of structural settings and the extent of alteration zones and intervals of mineralization. The "raw" data, as well as the geologic interpretations, are used to prepare estimates of mineral resources and mineral reserves that may be present.

Historically, the core from each diamond drill hole is photographed and the photographs are retained for future use. A representative "split" of all reverse circulation drill hole samples, collected at 1.52 meter (5 foot) intervals, are preserved in plastic "chip trays". The trays are designed to hold 20 five-foot samples, and each sample has a weight of approximately 200 grams. The total core, from diamond drill holes, completed in the Fort Knox deposit was pulverized and submitted for assay.

Starting in 1997, angled core holes have been routinely surveyed down the hole with a Reflex EZ-Shot instrument. Although early core drill holes were not surveyed down the hole, readings from more recent drilling indicate that holes usually deviate 3(0) or less over 1,000 ft. of core length. The FLEXIT SmartTool survey system was used during the 2005 drill season. The system downloads multishot surveys from a down-hole tool to a data pad on


Technical Report on the Fort Knox Deposit                                     30

Kinross Gold Corporation                                              July, 2006


the drill deck. The data pad containing the digital down-hole survey information is then loaded to a computer where the survey results are calculated.

The Company employs, a detailed program of weighing the RC and core samples to determine if the specimen is under weight, which might indicate loss of material in the sample interval. If individual 1.52-meter (5 foot) intervals have unusually high or low weights they could indicate sample contamination in a drill hole. The formula used in the Fort Knox deposit is as follows:

Percent sample recovery = (sample weight)(split fraction)(4.3633*(bit diameter)^2)*100.

Mineralized intervals with a calculated recovery greater than 100 percent are evaluated. The anomalous hole is flagged and examined in cross-section. The drill hole is compared to adjacent holes, historical production and a decision is made to accept or reject the assay interval. Rejected samples are coded in the database and composite values are assigned a -1 (no sample) in estimating mineral resources.

The mineralization and host rock at the Fort Knox deposit require that attention be given to RC samples, which penetrate the water table within the deposit. The method of drilling this part of the deposit has been validated by the results of mining.


Technical Report on the Fort Knox Deposit                                     31

Kinross Gold Corporation                                              July, 2006


11.0     SAMPLING METHOD AND APPROACH


11.1     REVERSE CIRCULATION

The reverse circulation drill samples are collected every 1.52-meter (5 foot) by a geologist or helper at each drill site. The data for each sample is recorded on a log sheet and entered into an Excel file. A small portion of each sample is collected and preserved in plastic "chip" trays, (twenty 1.52 meter samples per tray) and retained for future use. Once the sample has been collected, it is placed in a pre-numbered, 45.72 by 60.96 centimeter (18 by 24 inches) 8-mil polyethylene bag. A sample tag is placed in each bag, which is then sealed with a wire tie. The samples are placed in bulk bags, with approximately 50 samples per bag and are picked up by staff from a commercial laboratory.

11.1.1      DRY SAMPLES
Drill cuttings are passed through a collection hose into a cyclone-type dust collector and are then manually split through a hopper-feed Gilson splitter. The split fraction of each sample is recorded on the log sheet.

11.1.2      WET SAMPLES
Cuttings are fed into a cyclone that deposits a stream of sample and drilling fluid into a splitter with a variable speed hydraulic motor that rotates a set of vanes controlling the volume of split sample. This split sample is fed into four 5-gallon buckets set in cascading series to collect and settle out the cuttings. A flocculent is added to the first bucket to aid in the settling of the sample. The samples are then permitted to settle.


Technical Report on the Fort Knox Deposit                                     32

Kinross Gold Corporation                                              July, 2006


11.2     CORE SAMPLES

PQ (85.0 millimeter, or 3.345 inch) and PQ3 (83.1 millimeter, or 3.270 inch) diameter core holes were drilled at the Fort Knox deposit. Detailed log sheets prepared for core record lithology, mineral type, alteration, oxidation, color, vein percent, structure and vein orientations. Geotechnical data including RQD, core recovery, and fracture logs are also recorded. Hardness values ranging from R0 to R6 were documented in the 2005 field season. The core is then photographed, logged, and sampled at 1.52-meter (5 foot) intervals.


Technical Report on the Fort Knox Deposit                                     33

Kinross Gold Corporation                                              July, 2006


12.0     SAMPLE SECURITY, ANALYSES, AND PREPARATION


Core and reverse circulation drill samples, which are the basis for all analytical determinations, are collected from the drill hole under the direct supervision of Company staff. The samples are labeled and placed in bags at the Company facility and prepared for transport to commercial laboratories for preparation and assay. Employees of the laboratory pick up drill samples at the Company facility. The RC cuttings are weighed, dried and reweighed. The sample is then crushed to minus 25.4 millimeters (1 inch) and a 1250-gram split is retained for air shipment to the analytical facility for assay. Once the 1250-gram split has been delivered to the laboratory it is pulverized to 80-mesh and passed through a riffle splitter to produce a 200 to 300 gram sample. This sample is then ring pulverized to 150-mesh, rolled, and a 50 gram sample is taken for gold determination by fire assay with an atomic absorption "finish". The detection limit of this analytical method is 0.001 oz Au/short ton from 1987 to 2002. The detection limit is 0.0001 oz Au/short ton from 2002 to present.


Technical Report on the Fort Knox Deposit                                     34

Kinross Gold Corporation                                              July, 2006


12.1     QUALITY CONTROL, QUALITY ASSURANCE

The objective of FGMI's QA/QC Program is to ensure the accuracy and integrity of the data. FGMI submits samples to check assays as part of the company's standard Quality Control, Quality Assurance Program (QA/QC). The QA/QC Program includes the submission of duplicates, blanks and standards at rates described in the following section.

12.2     CHECK ASSAYS

To monitor the precision of the analytical process, FGMI collects separate 1250-gram samples from every tenth sample collected. The even numbered samples, 20th, 40th, and 60th, are air freighted along with the regular samples to the primary lab. Every odd-numbered 10th, 30th, and 50th, sample is picked-up on a weekly basis by a secondary lab, pulverized, further split to 250 to 300 grams and assayed. In addition, every 40th sample is re-assayed by the primary lab.

Assay results are received electronically from Chemex, American, and Bondar-Clegg (prior to 2002) and Alaska Assay labs. Final certified "hard" copies of the assay certificates are delivered later and retained in the Company's files.

FGMI's technical staff monitors the results on a regular basis. Any skewed results are investigated to determine the cause of the difference. The authors consider the results of the past operating year to be within acceptable error levels.


Technical Report on the Fort Knox Deposit                                     35

Kinross Gold Corporation                                              July, 2006

12.3 BLANKS PROGRAM

FGMI also inserts blank or unmineralized samples into each sample shipment as part of the operation's standard procedures. Returned sample rejects that assay below the detection limit (<0.001) are submitted with the regular RC samples every 100 feet or 20th sample. The old and the new sample numbers are recorded on the log sheet for reference purposes.

FGMI's technical staff carefully monitors the results of the submitted blanks to check for possible contamination during the analytical process. Any skewed results are investigated to determine the cause and the set of samples will be re-run to clarify the assays. The authors consider the results of the past operating year to be within acceptable error levels.

12.4     FIELD DUPLICATES PROGRAM

FGMI also collects duplicate samples at random from the RC drill sample population. These duplicates are collected from the reject portion of the sample splitter and are used to monitor sample analysis precision. The samples are bagged and tagged consistent with FGMI's normal sample submission practices so that the duplicates are indistinguishable from the normal sample population. The FGMI technical staff carefully review these duplicate samples. Any samples falling outside expected tolerance levels are reviewed to determine the cause of the discrepancy. The authors consider the results of the duplicate analyses for the previous operating year to be within acceptable error levels.


Technical Report on the Fort Knox Deposit                                     36

Kinross Gold Corporation                                              July, 2006

12.5     STANDARDS

FGMI also submits known standards with the unknown drill samples. Pulp samples of known grade are submitted to the laboratory to monitor analytical precision. Standards are submitted at a rate of two standards per core hole, and every 100 feet for reverse circulation holes. These standards, representing different ranges of gold grades, are prepared from Bondar-Clegg samples that were collected from True North material. The samples and their values are as follows:

                                 TNA 0.000 opt Au
                                 TNB 0.006 opt Au
                                 TNC 0.019 opt Au
                                 TND 0.058 opt Au
                                 TNE 0.081 opt Au
                                 TNG 0.190 opt Au

FGMI's technical staff monitor the performance of the standard samples submitted for analysis to ensure that the results lie within acceptable tolerance levels. Recent sample performance indicates no significant areas of concern. The authors of this report have reviewed the preparation of and results of the standards used since 2001 and have found them to be within acceptable error levels.


Technical Report on the Fort Knox Deposit                                     37

Kinross Gold Corporation                                              July, 2006


13.0     DATA VERIFICATION


All drill data, including collar locations, down-hole surveys, and data intervals are collated in Excel spreadsheets. Survey and log data are hand-entered into the spreadsheets, while assay data are downloaded in digital format from the assay lab then subsequently merged into the spreadsheets. Down-hole-surveys are converted from a single depth down hole to a "From-To" interval as required by the MineSight software. Additionally, spreadsheet formulas correct the azimuths of down-hole surveys from raw, magnetic north readings, to the local grid. Collar locations are initially recorded in the local grid by the GPS surveying system. Collar locations and down hole surveys are also rigorously reviewed via manual verification methods for erroneous data by the technical staff of FGMI. Following input of data into Excel spreadsheets, the data are output to a MineSight-ready ASCII file and subsequently imported into the MineSight software package. The resulting assay and survey files in the MineSight directory include:

Assay file is identified as KNX011.GK6 and, Survey file is named KNX012.GK6.

Gold grade and lithology data are entered into the AU1 and LITH fields within the assay file.


Technical Report on the Fort Knox Deposit                                     38

Kinross Gold Corporation                                              July, 2006


13.1     DRILL HOLE DATA REJECTION

Drill holes FWR89-069, FWR89-078, FFR91-303, FFR91-319, FFF91-329, FFR92-401,
and FFR92-408 which displayed down-hole contamination when compared to adjacent holes, blast hole drilling, and their respective drill logs, were rejected from the assay data set. Gold values for the rejected data were converted to -1 (as if missing). This process resulted in the rejection of 460 intervals. Pre-2004 models rejected intervals, based on computer programs recording down hole "cyclicity" and "decay", as suspected aberrant gold values. Upon evaluation of the rejected intervals we found that suspected assay intervals were positively verified for the presence of gold by the production blast hole drilling and adjacent exploration holes. Furthermore, their respective exploration drill logs did not show definitive evidence to reject the data, which makes their inclusion a matter of maintaining statistical integrity to the database. We have concluded that "cyclicity" measures only a pattern of recurring gold values rather than invalid gold values. The cyclical distribution of gold in gold deposits is well documented as a natural phenomenon, which has led to numerous discoveries of new mines.


Technical Report on the Fort Knox Deposit                                     39

Kinross Gold Corporation                                              July, 2006


14.0     ADJACENT PROPERTIES


This region of Alaska has seen significant gold production but almost exclusively, this production was derived from placer deposits. The Fort Knox mine is the first lode gold deposit to be developed in this region. Therefore, adjacent properties are not deemed relevant for the purposes of this Technical Report. 1.0


Technical Report on the Fort Knox Deposit                                     40

Kinross Gold Corporation                                              July, 2006


15.0     MINERAL PROCESSING AND METALLURGICAL

         TESTING


15.1     MILLING METHODS AND CAPACITY

Ore from the Kinross Fort Knox deposit is processed at the Company's CIP (carbon-in-pulp) mill located at the Fort Knox mine. True North (Figure 4.1-1) ore was processed at the mill from 2001 to 2004. The Fort Knox mill facility was constructed in 1995 and the first dore produced in December 1996.

The Fort Knox mill has a daily capacity of between 32,658 to 45,359 tonnes (36,000 to 50,000 short tons) per day. The mill schedule for 2006 will process an average of 36,300 tonnes (40,000 short tons) per day. Mill feed is first crushed to minus 20 centimeters (8 inches) in the primary gyratory crusher located near the Fort Knox pit and conveyed 800 meters (2,625 feet) to a coarse-ore stockpile located near the mill. The crushed material is conveyed to a semi-autogenous (SAG) mill, which operates in closed circuit with two ball mills and a bank of cyclones for sizing. A portion of the cyclone underflow is screened and then directed to a gravity recovery circuit.

Correctly sized material flows into a high rate thickener and then into leach tanks where cyanide is used to dissolve the gold. Activated carbon is used in the CIP (carbon-in-pulp) circuit to adsorb the gold from the cyanide solution. Carbon particles loaded with gold are removed from the slurry by screening and are transferred to the gold recovery circuit where the gold is stripped from the carbon by a high temperature/pressure cyanide solution. Gold ions in the solution are then plated onto a cathode by electrowinning. The gold is


Technical Report on the Fort Knox Deposit                                     41

Kinross Gold Corporation                                              July, 2006


then melted into dore bars for shipment to a refiner. Mill tailings are detoxified and sent into the tailings impoundment below the mill.

15.2     GOLD RECOVERY - FORT KNOX DEPOSIT

Gold recoveries at the Fort Knox mill have historically ranged from 87 percent to more than 90 percent since production began in 1996. During 2001 to 2004 it was necessary to add lead nitrate and slightly increase the cyanide and lime concentrations to maintain mill recovery rates with some of the feed coming from True North. True North ore is not currently being processed at Fort Knox.

The historical production at Fort Knox allows a gold grade to recovery relationship to be developed. Table 15.2-1 summarizes this relationship for the Fort Knox mine based on several years of production experience. At the $400 per ounce A-ore, cutoff grade (0.0178 oz Au/short ton) the predicted recovery is
88.88 percent, while for the average grade for reserves (0.0219 oz Au/short ton) the predicted recovery is 89.65 percent.

                                  TABLE 15.2-1

                           Grade Recovery Relationship
                                 Fort Knox Mine

---------------------------------------------------------------------------------------------
Grade oz/ton              0.010       0.015       0.020        0.025       0.030       0.035
Recovery                 86.82%      88.25%      89.31%       90.16%      90.85%      91.50%
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
Grade oz/ton              0.040       0.045       0.050        0.055       0.060
Recovery                 91.97%      92.43%      92.85%       93.23%      93.57%
---------------------------------------------------------------------------------------------

Technical Report on the Fort Knox Deposit                                     42

Kinross Gold Corporation                                              July, 2006

Crushing and grinding rates can change significantly within the deposit having a direct impact on mill throughput and ultimately unit costs. The mill tonnage rates are adjusted to reflect crushing properties based on where mining has been scheduled in the pit.


Technical Report on the Fort Knox Deposit                                     43

Kinross Gold Corporation                                              July, 2006


16.0     MINERAL RESOURCE AND RESERVE ESTIMATES


The 2005 Mineral Resource and Reserve Estimates have been estimated using Minesight, a mine modeling software program developed by Mintec Inc. Graham L. Kelsey, Clay Craig, David Quandt, Chris Ekstrom, Jerod Eastman, and Maryse Belanger whom are employees of FGMI and Kinross Technical Services completed the estimates.

16.1      MINERAL RESOURCE AND RESERVE STATEMENT

The mineral reserve and resource estimates prepared by FGMI personnel have been completed with consideration given to environmental and socio-economic issues, as well as the amenability of the mineralization to be processed by the mill at the Fort Knox mine. There are no adverse environmental or social issues that would affect the Company's ability to develop the reserves and resources on its properties. It is recognized that there may be a need to renew certain permits from various State or Federal agencies or departments to continue development of the properties.

Table 16.1-1 summarizes the Proven and Probable Mineral Reserves for the Fort Knox deposit December 31, 2005. Mineral Reserves are estimated using an assumed gold price of US$400 per ounce and are classified according to the CIM Standards on Mineral Resources and Reserves DEFINITIONS AND GUIDELINES.


Technical Report on the Fort Knox Deposit                                     44

Kinross Gold Corporation                                              July, 2006


                                  TABLE 16.1-1
                               Fort Knox Property
                Mineral Reserve Estimate as of December 31, 2005

----------------------------------------------------------------------------------------
Fort Knox              Proven                  Probable          Proven and Probable
                 Tonnes      Grade       Tonnes       Grade       Tonnes       Grade
               (x 1,000)     (g/t)      (x 1,000)     (g/t)     (x 1,000)      (g/t)
----------------------------------------------------------------------------------------
Mine               16,447        0.92       38,270        0.86      54,716         0.88
Stockpile          27,456        0.46            -           -      27,456         0.46
----------------------------------------------------------------------------------------
Total              43,902        0.63       38,270        0.86      82,172         0.74
----------------------------------------------------------------------------------------

Table 16.1-2 summarizes the Measured and Indicated Mineral Resources for the Fort Knox deposit December 31, 2005. Mineral Resources are estimated using a gold price of US$450 per ounce and are also classified according to the CIM Standards. Resources as stated are exclusive of Reserves.


                                  TABLE 16.1-2
                               Fort Knox Property
                Mineral Resource Estimate as of December 31, 2005

---------------------------------------------------------------------------
          Measured                 Indicated         Measured and Indicated
    Tonnes       Grade       Tonnes       Grade       Tonnes      Grade
  (x 1,000)      (g/t)     (x 1,000)      (g/t)     (x 1,000)     (g/t)
---------------------------------------------------------------------------
     4,582        0.75      44,280         0.59      48,862        0.60
---------------------------------------------------------------------------

The Fort Knox deposit also hosts an Inferred Mineral Resource of 3.5 million tonnes averaging 0.40 g/tonne Au at a $450 US per ounce gold price.


Technical Report on the Fort Knox Deposit                                     45

Kinross Gold Corporation                                              July, 2006


16.2     FORT KNOX DEPOSIT - MODELING METHODOLOGY

16.2.1   OVERVIEW
A 2005 mineral model for the Fort Knox project was built with Mintec's MineSight modeling and mine planning software. Grades are projected from composited drill hole data into a 3-dimensional matrix of blocks that are sized appropriately for the mining methods in current use. Additional drilling in 2005 improved confidence levels in zones of formerly low drill density. Reconciliation incorporating blast hole data from nine years of mining with the current exploration drill program established the rejection of contaminated drill holes from the current database.

16.2.2   SURVEY DATA
Pre-mine topography is based on airborne photogrammetric elevation data contoured at 1.52 meter (5 foot) intervals. The coordinate system at the mine is a local grid modified from State Plane coordinates. Mining progress is constantly updated by survey traverses of bench toes using a backpack GPS (global positioning system) system and periodically updated using airborne photogrammetric methods. The airborne topography was completed in August 1998 by AeroMap U.S, of Anchorage, Alaska, and updated in April 2003 and 2005.


16.2.3   ASSAY GRADE CAPPING
Original gold assays are capped at 0.50 oz Au/short ton (17.14 g/tonne), which displays a shift in the lognormal distribution of the database. The performance of the resource and reserve model grade is 2% greater for "A" ore than the mine production grade indicating that the capping methodology is both effective and justified. Two hundred sixty-three intervals were capped


Technical Report on the Fort Knox Deposit                                     46

Kinross Gold Corporation                                              July, 2006


at 0.50 ounce per ton gold, representing 1.04% of the assay data above the
0.0125 ounce gold per short ton (.43 g/tonne) cutoff grade. These data are capped directly in the MineSight database file knx011.gk6.

Figure 16.2.3-1 presents the 2005 lognormal probability distribution of the current assay data, capped to 0.50 ounce per ton gold, for the Fort Knox deposit.


Technical Report on the Fort Knox Deposit                                     47

Kinross Gold Corporation                                              July, 2006


                                 FIGURE 16.2.3-1
                     PROBABILITY PLOT - FORT KNOX ASSAY DATA

                                   [GRAPHIC]


Technical Report on the Fort Knox Deposit                                     48

Kinross Gold Corporation                                              July, 2006


Figure 16.2.3-2 presents the 2005 histogram frequency plot of the assay intervals capped to 0.50 ounce per ton gold for the Fort Knox deposit.


Technical Report on the Fort Knox Deposit                                     49

Kinross Gold Corporation                                              July, 2006


                                 FIGURE 16.2.3-2
                  FORT KNOX DEPOSIT - 5 FOOT SAMPLE STATISTICS

                                [GRAPHIC]


Technical Report on the Fort Knox Deposit                                     50

Kinross Gold Corporation                                              July, 2006



16.2.4   DRILL HOLE COMPOSITING
Assay intervals are combined into 30-foot bench composites stored at the mid-point as AUC1 items in the knx009.gk6 and knx008.gk6 composite files. Rejected assay intervals are assigned a missing value coded as -1 for gold grade. The drill hole lithology codes taken from the knx011.gk6 assay file were loaded to the knx009.gk6 composite file and stored as LITH items.

Figure 16.2.4-1 presents the 2005 histogram frequency plot and statistics for the bench composite data for the Fort Knox deposit.


Technical Report on the Fort Knox Deposit                                     51

Kinross Gold Corporation                                              July, 2006



                                 FIGURE 16.2.4-1
                 FORT KNOX DEPOSIT - COMPOSITE SAMPLE STATISTICS

                                [GRAPHIC]


Technical Report on the Fort Knox Deposit                                     52

Kinross Gold Corporation                                              July, 2006


16.2.5   BLOCK MODEL
The 2005 Fort Knox mineral block model is based on a block size of 50 feet x 50 feet x 30 feet (x, y, z), which is appropriately sized for the mining equipment and methods utilized at the Fort Knox mine. The dimensions of the block matrix are: 5,000-13,400 feet East (168 columns), 6,400-13,200 feet North (136 rows), and 400-2,470 foot elevation (69 levels).

The December 2005 topography is stored in the model as a "topo%" item. It is assigned to the model from a MineSight file type-13 gridded surface model stored as a "topog" item. The original pre-mine topography is stored as a "topo" item. The MineSight gridded surface file 13 is created from a triangulated surface.

The following is a list of the important field items in the 2005 Reserve model file named KNX015.GK5:

      o  AUID  ID2 interpolated gold grade using AUC1 composite item
      o  DIST  Distance to nearest composite
      o  DOMI  Domain identifier (10=west pit, 20=mid pit, 30=east pit
               4=granite/schist contact)
      o  ESTV  Estimation variance
      o  MCOST Mining cost of block in $/ton
      o  NCMPS Number of composites used to estimate block grade
      o  NHOLE Number of drill holes used to estimate block
      o  PPP   Classification (1=Measured, 2=Indicated, 3=Inferred)
      o  RECOV Metallurgical recovery as a percentage
      o  REVT  Revenue of a block, net of non-mining costs
      o  TOPO% Percentage of block below Dec 2005 mining topo
      o  VAL3  Net block value


Technical Report on the Fort Knox Deposit                                     53

Kinross Gold Corporation                                              July, 2006


16.2.6   LITHOLOGY
Lithology plays an important role in the distribution of mineralization at Fort Knox. Most of the mineralization above the cutoff grade is confined to the granitic Fort Knox stock that has been subdivided into fine-grain granodiorite, medium granite and coarse-grain granite porphyry. The granodiorite, granite, granite porphyry subdivisions were not used in the current, knx015.gk5 model.

The gold mineralization is hosted by quartz-sericite filled fractures and veins within northwest striking and southwest dipping shear packages. The quartz-filled structures form three gradational northwest striking zones in the Fort Knox deposit. The mineralized structures have variable trends which average 131 degrees, -63 degree dip; 135 degrees, -32 degree dip; and 147 degrees, -62 degree dip, in the west pit, middle pit and east pit, respectively. These three structural domains were digitized, triangulated and subsequent solid geometry features were developed. The west, middle, and east structural domains were assigned "material types" 10, 20, and 30, respectively. The solid geometry features were then loaded to the knx009.gk6 composite file using the "spear" tab in the MineSight drill hole view properties. The solids were loaded to the "DOMI" item in the composite file and coded as 10, 20, and 30.

In the schist, gold mineralization appears to consist of narrow extensions of mineralized structures that transect the granite. In order to constrain grade interpolation between granite and schist, a solid was constructed from pre-existing sectional interpretations of the schist lithology. The subsequent schist solid was loaded to the knx009.gk6 composite and coded as 4 in the "DOMI " item. The knx009.gk6 was then sorted to the knx008.gk6 file.


Technical Report on the Fort Knox Deposit                                     54

Kinross Gold Corporation                                              July, 2006


16.2.7 DOMAINS
The west, middle, east, and schist domains described in the Lithology section above were developed to reflect orientations of gold-bearing veins observed in exploration and blast-hole data across the deposit. These domain solids were loaded to the composite file as described above, then assigned to the "DOMI"
item in the knx015.gk5 block model as a block limiting item in the interpolation. The block search parameters, ellipsoidal search distances and orientations are adjusted for each of the four domains. The domains were assigned a "hard" boundary restricting interpolation across domain borders.

16.2.8   VARIOGRAPHY
Variograms were developed, using the Sage program, for the west, middle and east domains to develop kriging and search parameters. The variography consists of directional correlograms created using nested spherical models for each of the domains, calculated from blast hole data. The variogram parameters, applied to the krige models, verified the structural orientations and ellipsoidal search parameters used in the final ID2 model that define the current mineral reserve and resource estimates contained in this report. Table 16.2.8-1 presents a chart of the variogram parameters.


Technical Report on the Fort Knox Deposit                                     55

Kinross Gold Corporation                                              July, 2006


                                 TABLE 16.2.8-1
                              VARIOGRAM PARAMETERS


Direct input for Ft Knox 2004 Krig Model
First-Pass Search Parameters
----------------------------------------------------------------------------            ----------------
Domain                       West            Middle         East                        Schist
                             -----------------------------------------------            ----------------

                             -----------------------------------------------            ----------------
Lithology                    Combined Fine, Med., and coare Granites                    Schist
----------------------------------------------------------------------------            ----------------
Search Ellipse
----------------------------------------------------------------------------            ----------------
Ellipse major                       250             250             250                             200
Ellipse minor                       150             150             150                             200
Ellipse vertical                     75             75              75                              200
Major Azimuth                       131             135             147                               0
Plunge at Major Azimuth              0               0               0                                0
Dip at Major Azimuth                -63             -32             -62                               0
Max. dist to nearest hole           250             250             250                             200
Min. # composites                    3               3               3                                3
Max. # composites                    8               8               8                                8
Max. # comps/hole                    4               4               4                                4
----------------------------------------------------------------------------            ----------------
Variogram
----------------------------------------------------------------------------            ----------------
Range: 1st Var major                16.0           24.5            39.8                            20.6
Range: 1st Var minor                32.5            26              63                             21.9
Range: 1st Var vertical             56.4            31             24.9                              24
Direction Major Axis                 46             -22             -21                              40
Plunge Major Axis                   -15             16              19                               24
Dip                                  -2             26              58                               12
Range: 2nd Var major                506            583.3           394.5                          150.7
Range: 2nd Var minor               226.4           662.4           280.7                          408.9
Range: 2nd Var vertical            117.3           138.9           893.3                          200.3
Direction Major Axis                -29             -21             18                              -38
Plunge Major Axis                    26             19              46                                0
Dip                                  55             58              -65                             -24
Nugget                             0.417           0.350           0.540                          0.500
Sill 1st structure                 0.452           0.503           0.364                          0.429
Ssill 2nd structure                0.131           0.147           0.096                          0.071
----------------------------------------------------------------------------            ----------------

2nd-Pass Search Parameters
----------------------------------------------------------------------------            ----------------
Domain                       West            Middle         East                        Schist
                             -----------------------------------------------            ----------------

                             -----------------------------------------------            ----------------
Lithology                    Combined Fine, Med., and coare Granites                    Schist
----------------------------------------------------------------------------            ----------------
Search Ellipse
----------------------------------------------------------------------------            ----------------
Ellipse major                       150             150             150                             110
Ellipse minor                       100             100             100                             110
Ellipse vertical                     75             75              75                              110
Major Azimuth                       131             135             147                               0
Plunge at Major Azimuth              0               0               0                                0
Dip at Major Azimuth                -63             -32             -62                               0
Max. dist to nearest hole           150             150             150                             110
Min. # composites                    3               3               3                                3
Max. # composites                    8               8               8                                8
Max. # comps/hole                    4               4               4                                4
----------------------------------------------------------------------------            ----------------
Variogram
----------------------------------------------------------------------------            ----------------
Range: 1st Var major                16.0           24.5            39.8                            20.6
Range: 1st Var minor                32.5            26              63                             21.9
Range: 1st Var vertical             56.4            31             24.9                              24
Direction Major Axis                 46             -22             -21                              40
Plunge Major Axis                   -15             16              19                               24
Dip                                  -2             26              58                               12
Range: 2nd Var major                506            583.3           394.5                          150.7
Range: 2nd Var minor               226.4           662.4           280.7                          408.9
Range: 2nd Var vertical            117.3           138.9           893.3                          200.3
Direction Major Axis                -29             -21             18                              -38
Plunge Major Axis                    26             19              46                                0
Dip                                  55             58              -65                             -24
Nugget                             0.417           0.350           0.540                          0.500
Sill 1st structure                 0.452           0.503           0.364                          0.429
Ssill 2nd structure                0.131           0.147           0.096                          0.071
----------------------------------------------------------------------------            ----------------

Technical Report on the Fort Knox Deposit                                     56

Kinross Gold Corporation                                              July, 2006


16.2.9   INTERPOLATION METHODOLOGY
The 2005 block model was interpolated from MineSight Compass MultiRun "GK2 IDW". Gold grade is projected into model blocks from 30-foot bench composites with a series of interpolation runs using an ID2 algorithm. In the first set of interpolations, the granitic host is modeled in the west, middle and east domains. Gold is interpolated with 250x150x75-foot search radii for the granitic host in the west, middle, and east domains and 200x200x200 for the schist domain. In the second pass, gold is interpolated with 150x100x75-foot search radii for the granitic host in the west, middle, and east domains and 110x110x110-foot search radii for the schist domain. The domains were assigned a "hard boundary" restricting interpolation across the domain borders. The number of composites for a block is a minimum of 3 and maximum of 8. The maximum number of composites per hole is 4. The maximum 3-D search distance for composites greater than or equal to 0.300 ounce per ton gold was set at 25 feet.


Figure 16.2.9-1 presents the 2005 histogram frequency plot and statistical summary of the interpolated block model grades of the Fort Knox deposit.


Technical Report on the Fort Knox Deposit                                     57

Kinross Gold Corporation                                              July, 2006


                                 FIGURE 16.2.9-1
                FORT KNOX DEPOSIT - BLOCK MODEL GRADE STATISTICS

                                    [GRAPHIC]


Technical Report on the Fort Knox Deposit                                     58

Kinross Gold Corporation                                              July, 2006


16.2.10  SEARCH PARAMETERS
FGMI geologists and resource modelers established the ellipsoidal search directions based on blast hole and structural data in December 2004. The ellipsoidal search distances used in composite selection for the interpolation are based on blast hole variography established in April 2004. The search parameter radii restrict the extrapolation of mineralization in areas of wide spaced drilling. As described in the Lithology, Domains, and Interpolation sections above, gold is interpolated with 250x150x75-foot search radii for the granitic host in west, middle, and east structural domains. Gold is interpolated with 200x200x200-foot search radii for the schist lithology domain. In the second pass, which overwrites the first pass interpolation, gold is interpolated with 150x100x75-foot search radii for the granitic host in west, middle, and east structural domains. Gold is interpolated, in the second pass, with 150x100x75-foot search radii for the schist lithology domain. FGMI Technical Services believes that more work could be done to refine these search ellipsoids in future modeling. The variographic ranges of the three granitic-structural domains are different and we are using identical major, semi-major, and minor axis search radii. However, local comparisons of the resource and reserve model with the blast hole model using variable search radii shows that the current search radii display a best fit to the data. Further work is recommended in this area for 2006.

16.2.11  SPECIFIC GRAVITY - TONNAGE FACTORS
The dry tonnage factor used at Fort Knox is a global 12.5 ft(3)/ton and is based on analysis of samples using 25 immersion tests (FGMI), 33 tests without immersion (Golder Associates Inc. 1995), 99 pycnometer tests (Bondar-Clegg), and one volumetric determination of a bulk sample supplied by FGMI.


Technical Report on the Fort Knox Deposit                                     59

Kinross Gold Corporation                                              July, 2006


16.2.12  DILUTION
Although dilution was not added directly to the modeling as a percentage, it was indirectly incorporated into the modeling by use of appropriate interpolation parameters. These parameters were selected so that the modeled A-ore was a reasonable fit to the actual A-ore production to date (see Table 16.4.1), and so includes "internal dilution" but not "external dilution". The use of these terms is defined below.

"Internal Dilution" is the result of including some waste material, indicated by blast holes, into an ore block, in order to maintain a mineable block size. This use of the term "internal dilution" is similar to that used in underground mining. "External dilution" is additional dilution that occurs beyond the definition of in situ ore, such as a shovel over digging, or mixing of ore and waste during movement of a blast.

16.2.13  METALLURGICAL RECOVERY
Metallurgical recovery is calculated for each model block and is based on a grade-recovery curve discussed in Section 15, Table 15.2-1. The following formula is applied to determine the recovery: Recovery % = (0.0411 * LN (Grade + 0.002) + 1.046) * 100

16.2.14  MODEL CHECKS
The interpolated gold grades in the block model are checked in detail against both exploration and blasthole production drilling on both plan and sectional views using the MineSight software visualization tools. This checking has led to refinements of interpolation parameters to obtain a better fit with grade patterns in drilling data. The model and production reconciliation is also discussed in Section 16.4.


Technical Report on the Fort Knox Deposit                                     60

Kinross Gold Corporation                                              July, 2006


16.2.15 RESOURCE AND RESERVE CLASSIFICATION

16.2.15.1         MEASURED, INDICATED, INFERRED RESOURCES
All model blocks with interpolated grade are assigned a confidence category identifier. The distance to the nearest hole, number of composites and number of holes is stored during the interpolation using anisotropic ratios corresponding to the search ellipsoids. Only one drill hole was required to interpolate a block, and therefore, the variables used to distinguish potential "Measured" blocks from "Indicated" block were the distance to the nearest drill hole, and the number of holes in the interpolation. The variable used to distinguish potential "Indicated" blocks from "Inferred" blocks was the distance to the nearest drill hole. Resources are also limited by gold price and are exclusive of reserves. Distance requirements to the nearest sample for each domain are listed below:


                  WEST        MIDDLE       EAST     #HOLES IN INTER
                 -------      ------       -----     --------------
"Measured":      100 ft       100 ft       100 ft            3
"Indicated":     200 ft       200 ft       200 ft            1
"Inferred":      250 ft       250 ft       250 ft            1



16.2.15.2         PROVEN AND PROBABLE
All "Measured" and "Indicated" blocks, using a $400 cutoff, within the $ 400 ultimate design pits are considered to be "Proven" and "Probable" reserves, respectively.


Technical Report on the Fort Knox Deposit                                     61

Kinross Gold Corporation                                              July, 2006


16.3     PIT OPTIMIZATION

16.3.1   FORT KNOX
Using the MineSight software, a series of Lerchs-Grossmann pit optimizations are run at gold prices ranging between $350 and $700 per ounce. Because each block in the model has a unique recovery, pit optimizations are based upon a net dollar value rather than simply block grade. The steps to calculate the net value in the block model are as follows:

        1. Mining cost is variable by depth and is applied to each block in the field MCOST;
        2. Revenue is calculated for all "Measured" and "Indicated" blocks and is set in the field REVT. REVT = (gold grade * tons * (recov/100) * gold price) - (ore costs * tons);
        3.  If REVT is positive, it is assumed the block will be processed and MCOST is subtracted from REVT. VAL1 = REVT - MCOST;
        4.  If REVT is negative, the block is assumed to be waste and is assigned just the negative mining cost. VAL1 = MCOST * -1;
        5. All other blocks including "Inferred" and waste blocks are assigned the negative mining cost. VAL1 = MCOST * -1.

Mining costs (MCOST) are variable between $1.10 and $1.34 based on increased pit depth and haul length from the pit rim. The "ore" costs include: processing - $3.84/ton, G&A taxes etc - $1.03 /ton, including incremental tailings capital - $0.11/ton and a $1.00 per-ounce refining cost is also applied.


Technical Report on the Fort Knox Deposit                                     62

Kinross Gold Corporation                                              July, 2006


Pit optimization slope angles are based on inter-ramp angles from studies by Golder Associates and Call & Nicholas, Inc. and were further reduced to account for haul roads thus representing the overall slope. A complex slope model was developed utilizing the location of the granite-schist contact. Slopes in the schist are variable between 30(0) and 45(0) and between 40(0) and 450 in the underlying granite. Table 16.3.1-1 summarizes the slope angle assumptions used to guide the Fort Knox mine pit optimization.

                                 TABLE 16.3.1-1
                             Fort Knox Slope Angles

                                  ---------------------------
                                  Pit Optimisation
------------------------------------------------------------------------------------------------------------------------------------
RK Type              Location       Reference      Angle                                         Comment
------------------------------------------------------------------------------------------------------------------------------------
Schist                                                       Overlies granite, no haul road angle reduction
              SW                  Sector-1           42      South West sector West of failure area
              SW                  Sector-2           38
------------------------------------------------------------------------------------------------------------------------------------
              S                   Sector-3           32      Slope change recommended by CALL & NICHOLAS, INC
              Prior transection   Sector-4           32      9000E to 10350E 38 degree slope to granite schist contact
              S                   Sector-5           32      a 90 foot step-in and continue 32 degree slope for 2 bench in granite
------------------------------------------------------------------------------------------------------------------------------------
              E                   Sector-6           45
              N-W                 Sector-7           42      Remaining slopes
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
RK Type              Location       Reference      Angle                                         Comment
------------------------------------------------------------------------------------------------------------------------------------
Granite                                                      Underlies schist

                                  Sector-7           45      West pit area, no haul roads
                                  Sector-8           42      South and East pit 45 deg. I.R. one haul road
------------------------------------------------------------------------------------------------------------------------------------


An ultimate pit is selected and the final pit is designed using the optimized pit outline as a guide. The final pit walls closely follow the $400 per ounce pit optimization. Table 16.3.1-2 summarizes variance between the pit design and the pit optimization shell.

                                 TABLE 16.3.1-2

                     -----------------------------------------------
                                    Proven & Probable
---------------------------------------------------------------------------------------------------------
Area                        Ore            Grade       Contained         Waste              Total
Fort Knox                  Tonnes          (gpt)        Ounces            tons              Tons
---------------------------------------------------------------------------------------------------------
Pit Design                   54,716,200        0.88       1,550,800       75,230,500         129,946,700
Optimisation                 49,920,100        0.95       1,528,000       71,141,700         121,061,800
Variance                           8.8%       -8.0%            1.5%             5.4%                6.8%
---------------------------------------------------------------------------------------------------------

Technical Report on the Fort Knox Deposit                                     63

Kinross Gold Corporation                                              July, 2006


16.4     PRODUCTION RECONCILIATION

The current mineral model for Fort Knox was reconciled to actual mining to provide an indication as to how well the current resource and reserve model predicts the tonnage and grade of the mineralization. Table 16.4.1 displays the reconciliation of the A-ore model (predicted) to A-ore mined (actual) at the Fort Knox Mine for the 2005 operating year. The reconciliation, based on grade control data using 0.0170 opt Au and 0.0125 opt Au cutoffs for A-ore and B-ore, respectively, indicates that the model underestimates the A-ore tonnes and ounces by 3.93 percent and 1.19 percent and overestimates grade by 2.13 percent.

                                  TABLE 16.4.1
                          A-ore Reconciliation for 2005
                                Fort Knox Deposit

------------------------------------------------------------------------------
          Source                 Tonnes            Grade           Gold
                                                  g/tonne           ozs
Model (Predicted)              11,527,772           0.96         356,766
Mined (Actual)                 11,999,158           0.94         361,080
------------------------------------------------------------------------------
% Difference                        3.93%         -2.13%           1.19%
------------------------------------------------------------------------------

Table 16.4.2 shows the comparison of B-ore model (predicted) to B-ore mined (actual). Here the comparison shows that the model has overestimated the B-ore grade and ounces by 8.70 percent and 10.59 percent and underestimated the tonnes by 0.40 percent.

                                  TABLE 16.4.2
                          B-ore Reconciliation for 2005
                                Fort Knox Deposit

---------------------------------------------------------------------
         Source               Tonnes         Grade         Gold
                                           (g/tonne       (ozs)
---------------------------------------------------------------------
Model (Predicted)               5,294,437        0.50         85,932
Mined (Actual)                  5,315,611        0.46         77,706
---------------------------------------------------------------------
% Difference                        0.40%      -8.70%        -10.59%
---------------------------------------------------------------------

Technical Report on the Fort Knox Deposit                                     64

Kinross Gold Corporation                                              July, 2006


17.0     ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION PROPERTIES


17.1     FORT KNOX MINE

The mine production rate varies between 136,000 and 181,000 tonnes (150,000 to 200,000 short tons) per day of total material, averaging 166,000 tonnes per day in 2005 (183,000 short tons). Mining is carried out on a year round basis, seven days a week. Standard drilling and blasting techniques are used, and the blast holes are sampled and assayed for production grade control purposes. Broken rock is loaded with a shovel or a wheel loader into haul trucks. Depending on the grade control results, the mined material is delivered to either the primary crusher, low-grade stockpiles, or to waste rock dumps.

17.1.1   MINE EQUIPMENT
The following major mining equipment is budgeted for Fort Knox in 2006:

      o  6 Blast hole drills;
      o  10 Caterpillar 785 haul trucks (150 short ton capacity)
      o  8 Caterpillar 789 haul trucks (190 short ton capacity)
      o  1 Cat 793 haul truck (240 short ton capacity)
      o  2 Hitachi EX 3600 shovel
      o  1 Hitachi EX 3500 shovel
      o  1 Caterpillar 5130 shovel
      o  1 Caterpillar 994 Loader
      o  3 Caterpillar D10 Dozers
      o  2 Caterpillar 834B Rubber-tired Dozers
      o  3 Caterpillar graders (1 x 16G, 2 x 16H)
      o  2 water trucks


Technical Report on the Fort Knox Deposit                                     65

Kinross Gold Corporation                                              July, 2006


Other equipment includes: assorted support equipment and facilities, truck shop, wash bay, fueling facilities and site office.

17.1.2   MINE LIFE PLAN
FGMI's Technical Department updates a detailed Life of Mine Plan (LMP) based on the available reserves and utilizing the available mining fleet. Truck productivity predictions (TPH and Cycle times) are adjusted to reflect production experience. The proposed haulage profiles are determined for each bench and pit phase, plus the three possible destinations (crusher, low grade stockpile, and waste dumps). Using this data, the truck hours required to move the scheduled tonnage are limited to the actual producing truck hours from the mine fleet (after availability and utilization).

Production scheduling is driven by

      o  Mill feed requirements;
      o  Stripping requirements for Phase-6;
      o Loading rates constraints, where only one shovel or loader can operate;
      o Haulage limits determine by the size and number of trucks and their productivity.


Technical Report on the Fort Knox Deposit                                     66

Kinross Gold Corporation                                              July, 2006


The LMP uses the following pit design criteria:

o  30 foot benches;
o  single benching;
o Variable Slope angles based on studies by Golder Associates, and Call & Nicholas Inc.;
o  120-foot wide haul roads at a maximum 8 percent grade.
o  All designs utilized toe and crest contours.

The ultimate pit was designed from a US$400 per ounce pit optimization, which was limited to a property boundary on the west side.

The following considerations were included in the pit designs:


      o  A 45 degree inter-ramp slope angle in the granite;
      o Along the southern slide zone 9000E to 10,350E in the schist above the 1510 elevation, the wall configuration was changed to 38 degrees from the granite/schist contact, with a step in of 90 feet. In the 3 benches after the step-in, a 32-degree slope was recommended in the granite.
      o The Phase 6 design includes independent drill and blast access and a wider bench for the placement of dewatering wells.

Technical Report on the Fort Knox Deposit                                     67

Kinross Gold Corporation                                              July, 2006


17.1.3   OTHER CONSIDERATIONS
In 1996 a 1.3 million short ton slope failure developed in the central south wall above the granite-schist contact. The slide was stabilized with mining set backs at the toe of the failure. Golder Associates Inc. was not able to develop a predictive slope stability model, because of the complex structure in the area, so a range of potential slopes was recommended. At a design angle of 28o Golder predicted little chance of failure and, at a design angle 35o, a high chance of failure was predicted. In 2005 Call and Nicholas Inc. was retained to develop a recommendation for the slope failure area. Along the southern slide zone at 9000E to 10,350 E in the schist above the 1510 elevation, the wall configuration was changed to 38 degrees from the granite/schist contact, with a step-in of 90 feet. In the 3 benches after the step-in a 32-degree slope was recommended in the granite. The ultimate pit design currently uses a 32o overall slope angle for that sector. Ground water was believed to be a contributing factor to the failure, and a dewatering program is in place.

The dewatering department drilled seventeen holes in 2005. Five of these holes were converted to dewatering wells. There are currently ten active dewatering wells in the pit area. The average annual pumping rate for the wells was 470 gallons per minute during 2005.

Stripping of Phase-6 had reached the 1720 bench by the end of 2005. An additional 32 million tonnes of waste rock will have to be mined at an average rate of 80,000 tonnes per day, before sustained mill feed rates can be reached in late 2006 on the 1480 bench.


Technical Report on the Fort Knox Deposit                                     68

Kinross Gold Corporation                                              July, 2006


Upper Phase-6 benches average 4,700 feet in length, with a mining face width between 150 and 500 feet. Haul road access to Phase-6 will be from the northeastern end. Subdividing Phase-6, which could possibly reduce the stripping load, has not been designed, because of the bench geometry and access limitations.

17.1.4   CAPITAL AND OPERATING COST ESTIMATES
A detailed 2006 and LOM budget has been developed for the mine based on an actual operating cost history and projected future performance. Mining costs are similar to most mines of this size and equipment age and are presented in Table 17.1.4-1.

                                 TABLE 17.1.4-1
                     Estimated Operating Costs - Fort Knox

-------------------------------------------------------------------------------------------
Year                                             2006 Budget              LOM Budget
-------------------------------------------------------------------------------------------
Ktons Mined                                         51,394                 143,482
Ktons Milled                                        14,592                  94,344
Total Ktons Milled                                  14,592                  94,344

                                                    $/ton                   $/ton
-------------------------------------------------------------------------------------------
Mining (includes maintenance)                        1.19                    1.18
-------------------------------------------------------------------------------------------
Milling (FK only)                                    3.85                    3.84
-------------------------------------------------------------------------------------------
General Administration                               1.03                    0.96
Includes Environmental, Loss Control, Human Resources, Technical Services
-------------------------------------------------------------------------------------------

Budgeted costs for 2006 reflect mining rates and associated costs that assume no True North material being used to supplement the Fort Knox mill feed. In 2010, pit mining will have ceased and the low-grade stockpile will be hauled to the crusher for mill feed.

A profitability estimate was calculated for each mining area that was included in the Fort Knox reserves. Revenue was determined by using the mill grade-recovery relationship and a gold price of US$400 per ounce. Operating costs are based on the expenses discussed above plus added expenditures for


Technical Report on the Fort Knox Deposit                                     69

Kinross Gold Corporation                                              July, 2006


capital items, such as tailings capacity, reclamation and equipment needed to sustain operations. The details of the economic and sensitivity analyses are considered by Kinross to be confidential information. The economic models are considered as complete, reasonable, and meeting generally accepted industry standards. Individuals seeking to review these models must request and sign a confidentiality agreement with Kinross Gold Corporation.


Technical Report on the Fort Knox Deposit                                     70

Kinross Gold Corporation                                              July, 2006


17.2     MINE PRODUCTION SCHEDULE

FGMI, as part of the LMP, has completed a production schedule that depletes the currently known reserves at Fort Knox. The current FGMI LMP production schedule includes no material from True North. Production is derived entirely from the Fort Knox deposit from 2006 until 2010 when the feed will originate predominantly from the low-grade stockpile material.

Table 17.2-1 presents the estimated mill production schedule for the Fort Knox deposit.


Technical Report on the Fort Knox Deposit                                     71

Kinross Gold Corporation                                              July, 2006


                                  TABLE 17.2-1
                 Fort Knox Life of Mine Plan Production Schedule

                           FAIRBANKS GOLD MINING, INC
                                 FORT KNOX MINE

------------------------------------------------------------------------------------------------------------------------------------
Year                                    2006         2007        2008        2009         2010        2011        2012        TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Mill Feed (Ktonnes)                   13,238       12,147      12,104      11,906       11,906      12,378      11,911       85,589
Feed grade (g/tonne)                    0.76          0.8        0.97        0.76         0.52        0.43        0.44         0.67
Metallurgical recovery (%)             87.5%        88.3%       88.9%       88.3%        87.4%       86.5%       86.5%        87.9%
Gold produced (ozs)                  311,379      303,370     368,560     282,147      193,360     164,525     159,737    1,783,079
------------------------------------------------------------------------------------------------------------------------------------

Technical Report on the Fort Knox Deposit                                     72

Kinross Gold Corporation                                              July, 2006


18.0     REFERENCES


Bakke, A., 1994, The Fort Knox `Porphyry Gold Deposit- Structurally controlled stockwork and shear quartz vein, sulphide-poor mineralization hosted by a Late Cretaceous Pluton, East Central Alaska, Canadian Institute of Mining Special Volume 46.

Blum, J.D., 1982: The Petrology, Geochemistry, and Isotope Geochronology of the Gilmore Dome and San Pedro Dome Plutons, Fairbanks District, Alaska, Unpublished M.S. Thesis, University of Alaska Fairbanks pp1-107.

Bundtzen, T.K., 1981: The Geology and Mineral Deposits of the Kantishna Hills, Mt. McKinley Quadrangle, Alaska, Unpublished M.S. Thesis, University of Alaska Fairbanks, pp1-237.

Fairbanks Gold Mining, Inc, 2005: Technical Report on the True North Deposit.

Golder Associates, Inc., 1995 (c): Pit Slope Stability Investigation, Fort Knox Project;

Golder Associates, Inc., 2002 (a): Pit Slope Stability Study, Proposed 715 Pushback, Fort Knox Project;

Golder Associates, Inc., 2002 (b): Review of North Wall Failures, January, 2002 site visit to Fort Knox Mine;


Technical Report on the Fort Knox Deposit                                     73

Kinross Gold Corporation                                              July, 2006


Golder Associates, Inc., 2002 (c): Slope Design and Controlled Blasting Criteria, Granite Slopes in the Fort Knox Pit;

Golder Associates, Inc., 2000: True North Waste Dump Site Investigation and slope Stability Evaluations.

Golder Associates, Inc., Scoping -Level Pit Slope Study, True North Project Hall, M.H., 1985: Structural Geology of the Fairbanks Mining District, Central Alaska, Unpublished M.S. Thesis, University of Alaska Fairbanks pp1-68.

Hansen, Erik, 2006: Mother of All Lists, 9th edition pp. 1-106.

Heiner, L.A. and Wolff, E.N., 1968, Final Report Mineral Resources of Northern
Alaska: Mineral Industry Research Laboratory No. 16, University of Alaska.

Metz, Paul A., 1991: Metallogeny of the Fairbanks Mining District, Alaska and Adjacent Areas.

Mineral Industry Research Laboratory, School of Mineral Engineering, University of Alaska Fairbanks, MIRL Report No. 90;

Mineral Resources Development, Inc., 1991 (a): Fort Knox Gold Project Fairbanks, Alaska; Reserve Study, Volume 1;

Mineral Resources Development, Inc., 1991 (b): Fort Knox Gold Project Fairbanks, Alaska; Reserve Update;


Technical Report on the Fort Knox Deposit                                     74

Kinross Gold Corporation                                              July, 2006


Mineral Resources Development, Inc., 1992: Fort Knox Gold Project, Alaska 1992 Reserve Update;

Mineral Resources Development, Inc., 1998: Reserve Update, Fort Knox Project;

Mineral Resource Development, Inc., 2001: 2001 Resource Model Review, True North Project.

Morrison, D. and Cicchini, P, 2005: Fort Knox and Gil Mines Site Visit and Slope Stability Review, Call & Nicholas, Inc.

Murphy, John M. and Bakke, Arne, 1993, Low-temperature thermal history of the Gilmore Dome area, Fairbanks Mining District, Alaska, Canadian Journal of Earth Sciences, pp.764-768.

Robinson, M.S., Smith, T.E., and Metz, P.A. 1990: Bedrock Geology of the Fairbanks Mining District, Alaska Division of Geological and Geophysical Surveys, Professional Report 106.



Technical Report on the Fort Knox Deposit                                     75